

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2013

Via E-mail
Mr. Anthony Hayes
Chief Financial Officer
Spherix Incorporated
7927 Jones Branch Drive, Suite 3125
Tysons Corner, VA 22102

   Re: **Spherix Incorporated**
      Form PRE 14A
      Filed October 15, 2013
      File No. 000-05576

Dear Mr. Hayes:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ David Link for

        John Reynolds
        Assistant Director